U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Pearson                           Robert                  C
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   (Last)                           (First)             (Middle)

8080 N. Central Expressway, Suite 210, LB-59
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                                    (Street)

Dallas                               TX                75206
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


        Poore Brothers, Inc. (SNAK)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

        August 20, 2002

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5.   If Amendment, Date of Original (Month/Year)

        November 1999
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock                                                                                     1,931,357        I         (1)
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Common Stock                                                                                     1,035,125        I         (2)
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Common Stock                                                                                       895,055        I         (3)
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Common Stock                         08/20/02       J(3)             150,000      A     2.2500     150,000        I         (3)
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
(1) Represents shares owned by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"). Renaissance III is the beneficial owner of more than 10% of the Company's common stock on a fully converted basis.
(2) Represents shares owned by Renaissance US Growth and Income Trust PLC ("Renaissance US").
(3) Represents shares owned by BFS US Special Opportunities Trust PLC ("BFS"). The reporting person is an executive officer of Renaissance Capital Group, Inc., which is Investment Advisor to Renaissance III and BFS and Investment Manager for Renaissance US and may be deemed the beneficial owner of such shares. The reporting person disclaims such beneficial ownership.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Warrants                                                   02/02/98  07/01/02  Common             1.00    25,000      I       (1)
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Warrants                                                   11/15/98  07/01/02  Common             1.50    60,000      I       (1)
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Stock Option                                               06/12/98  06/12/02  Common             3.0625  15,000      I       (1)
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Stock Option                                               05/14/99  05/14/03  Common             1.3125  10,000      I       (1)
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Stock Option                                               12/13/00  12/13/04  Common             1.50     8,650      I       (1)
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
Explanation of Responses: (1) Represents shares owned by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"). Renaissance III is the beneficial owner of more than 10% of the Company's common stock on a fully converted basis.
(2) Represents shares owned by Renaissance US Growth and Income Trust PLC ("Renaissance US").
(3) Represents shares owned by BFS US Special Opportunities Trust PLC ("BFS"). The reporting person is an executive officer of Renaissance Capital Group, Inc., which is Investment Advisor to Renaissance III and BFS and Investment Manager for Renaissance US and may be deemed the beneficial owner of such shares. The reporting person disclaims such beneficial ownership.

/S/  Robert C. Pearson                                      September 10, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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